UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Wells-Gardner Electronics Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

949765101
Cusip Number

Norman H. Pessin
366 Madison Avenue, 14th Floor
New York, NY 10017
212-661-2670
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2010
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 949765101
Schedule 13D
1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1) SEP IRA FBO Norman H. Pessin XXX-XX-XXXX
2) Sandra F. Pessin XXX-XX-XXXX

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER		1) 525,062
OF SHARES		2) 60,682
BENEFICALLY
OWNED
BY EACH	8	SHARED VOTING POWER
REPORTING
PERSON
WITH	9	SOLE DISPOSITIVE POWER
		1) 525,062
		2) 60,682
10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1) 525,062
2) 60,682

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1) 4.6%
2) 0.5%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No.  949765101
Schedule 13D

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, $    par value (the "Common Stock"), of Wells-Gardner Electronics Corporation. (the "Issuer"),whose principal executive offices are located at 9500 West 55th Street, Suite A, McCook Illinois 60525

Item 2.  Identity and Background

This Schedule 13D is being filed by SEP F/B/O Norman H. Pessin and for Sandra F. Pessin (each a “Reporting Person”).  Certain information with respect to each Reporting Person is set forth below:

Name and Address:	1) Norman H. Pessin
366 Madison Avenue, 14th Floor
New York, NY  10017

2) Sandra F. Pessin
366 Madison Avenue, 14th Floor
New York, NY  10017

Principal Occupation:	1) Retired

2) Housewife

Criminal convictions:	1) None

2) None

Civil proceedings:	1) None

2) None

Citizenship:	1) United States

2) United States

CUSIP No.  949765101

Item 4.  Purposes of the Transactions

The purpose of the acquisitions of securities is investment.
The Reporting Persons reserve the right to seek changes in the management of the issuer in the future or in its business.  No such plans currently exist.

Item 5.  Interest in Securities of the Issuer

SEP IRA F/B/O Norman H. Pessin owns 525,062 shares of common stock of the issuer, constituting 4.6% of the outstanding shares thereof.  Sandra F. Pessin owns 60,682 shares which aggregate 0.5% of the shares thereof.

CUSIP No.  949765101

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEP IRA F/B/O Norman H.Pessin

By:	/s/ Norman H. Pessin
Norman H. Pessin

/s/ Sandra F. Pessin
Sandra F. Pessin

October 22, 2010